UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31409 / January 12, 2015

In the Matter of:

GARRISON CAPITAL INC.
GARRISON FUNDING 2013-2 LTD.
GARRISON CAPITAL SBIC LP
GARRISON CAPITAL SBIC HOLDCO INC.
GARRISON CAPITAL SBIC GENERAL PARTNER LLC
GARRISON MIDDLE MARKET FUNDING LP
GARRISON MIDDLE MARKET FUNDING A LP
GARRISON OPPORTUNITY FUND III B L.P.
GARRISON OPPORTUNITY FUND IV A LLC
GARRISON OPPORTUNITY FUND IV B L.P.
GARRISON CAPITAL ADVISERS LLC
GARRISON INVESTMENT MANAGEMENT LLC
GARRISON INVESTMENT GROUP LP

1290 Avenue of the Americas
Suite 914
New York, NY 10104

(812-14097)

ORDER UNDER SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT
OF 1940 AND RULE 17d-1 UNDER THE ACT

Garrison Capital Inc., Garrison Funding 2013-2 Ltd., Garrison Capital SBIC LP, Garrison
Capital SBIC Holdco Inc., Garrison Capital SBIC General Partner LLC, Garrison Middle Market
Funding LP, Garrison Middle Market Funding A LP, Garrison Opportunity Fund III B L.P.,
Garrison Opportunity Fund IV A LLC and Garrison Opportunity Fund IV B L.P., Garrison
Capital Advisers LLC, Garrison Investment Management LLC and Garrison Investment Group
LP filed an application on November 21, 2012, and amendments to the application on February
25, 2013, August 12, 2013, January 16, 2014, May 21, 2014, August 26, 2014 and
December 11, 2014, requesting an order under sections 57(a)(4) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1under the Act.
The order permits a business development company ("BDC") to co-invest in portfolio companies
with affiliated investment funds.

On December 15, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31373). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Garrison Capital Inc., et al. (File No. 812-14097) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary